Exhibit 99.1

AXCAN PHARMA INC.

597, boul. Laurier

Mont-Saint-Hilaire (Québec)

Canada J3H 6C4

Tél. :   (450) 467-5138

1 800 565-3255

Fax :  (450) 464-9979

www.axcan.com

SOURCE:	AXCAN PHARMA INC.
TSX SYMBOL (Toronto Stock Exchange):	AXP
NASDAQ SYMBOL (NASDAQ National Market):	AXCA

DATE:	January 20, 2006

Press release for immediate distribution

AXCAN APPOINTS STEVE GANNON SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

MONT-SAINT-HILAIRE, QUEBEC – Axcan Pharma Inc. (NASDAQ: AXCA - TSX: AXP) announced today the appointment of Steve Gannon as Senior Vice President and Chief Financial Officer (CFO) in order to enhance its senior financial team. This appointment will be effective April 3, 2006. Mr. Jean Vézina, formerly CFO, will continue to serve in the role of Vice President, Finance.

“We are very pleased to welcome Mr. Gannon to the Axcan team. Steve brings significant capital market experience to the Company, which will be invaluable as Axcan moves to the next phase of its growth. We look forward to Steve’s contribution to our activities," said Frank Verwiel, M.D., President and Chief Executive Officer of Axcan. “With the growth of the Company, Jean Vézina will provide an increased focus on financial reporting excellence and compliance in response to the increasingly complex regulatory and geographical environment,” Dr. Verwiel added.

As Senior Vice President and CFO, Mr. Gannon will provide financial oversight and guidance of Axcan’s operations and growth opportunities, and enhance the capabilities of the organization by working closely with the financial markets. Mr. Gannon brings extensive financial experience in corporate growth initiatives such as acquisitions, corporate alliances and partnerships within biotechnology and pharmaceutical companies. Mr. Gannon has held a number of senior financial roles in AstraZeneca and most recently, served as Chief Financial Officer of CryoCath Technologies Inc. Mr. Gannon received his Bachelor of Commerce from the University of Concordia, and his chartered accountant’s designation (CA) in 1985.

Joining Axcan in December 1992, Jean Vézina has been instrumental in managing Axcan’s financing activities through several rounds of private financing, as well as the Company’s initial public offering in 1995 and the NASDAQ listing in 2000. He also implemented best practices in public company reporting, disclosure and financial control, and leads implementation of the Company’s Sarbanes-Oxley compliance measures worldwide. Enhancement of the senior financial team, will allow him to concentrate fully on overall compliance to applicable legislation, regulations and policies and ensure the highest standard of internal controls.

ABOUT AXCAN PHARMA

Axcan is a leading specialty pharmaceutical company specialized in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to Cystic Fibrosis. Axcan's products are marketed by its own sales force in North America and the European Union. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".

“Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

This release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are often identified by words such as “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan” and “believe.” Forward-looking statements are subject to risks and uncertainties, including the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results, the protection of our intellectual property and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Canadian Multijurisdictional Disclosure System.

INFORMATION:	Isabelle Adjahi
Director, Investor Relations
Axcan Pharma Inc.
Tel: (450) 467-2600 ext. 2000
www.axcan.com

AXCAN PHARMA INC.